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                                                          OMB APPROVAL
                                                 OMB NUMBER:           3235-0145
                                                  EXPIRES:      OCTOBER 31, 1994
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER FORM...........14.90


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)*

                           THE COOPER COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    216648402
           ----------------------------------------------------------
                                 (CUSIP Number)


                            Harold L. Schneider, Esq.
                              Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 573-4348
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notice
                               and Communications)


                                  July 2, 1997
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 216648402                                            PAGE 2 OF 4 PAGES
         ----------                                                ---  ---

------------------------------------------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Cooper Life Sciences, Inc.
               94-2563513

------------------------------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                       (b) [ ]

------------------------------------------------------------------------------------------------------------------
3              SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS*

               Not Applicable

------------------------------------------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]


------------------------------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

------------------------------------------------------------------------------------------------------------------
                7     SOLE VOTING POWER
 NUMBER OF            1,297,533 shares of Common Stock
  SHARES      ----------------------------------------------------------------------------------------------------
BENEFICIALLY    8     SHARED VOTING POWER
 OWNED BY             -0-
  EACH        ----------------------------------------------------------------------------------------------------
REPORTING       9     SOLE DISPOSITIVE POWER
 PERSON               1,297,533 shares of Common Stock
  WITH        ----------------------------------------------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      -0-

------------------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,297,533 shares of Common Stock

------------------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]


------------------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.44%

------------------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               CO

------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 13 amends and supplements Item 5 of the Schedule 13D filed with the Securities and Exchange Commission on June 22, 1992, as amended by Amendment No. 1 dated November 12, 1992, Amendment No. 2 dated July 6, 1993, Amendment No. 3 dated August 24, 1993, Amendment No. 4 dated July 14, 1994, Amendment No.
5 dated August 15, 1994, Amendment No. 6 dated September 6, 1994, Amendment No. 7 dated March 7, 1995, Amendment No. 8 dated August
27, 1996, Amendment No. 9 dated December 12, 1996, Amendment No. 10 dated February 10, 1997, Amendment No. 11 dated February 21, 1997 and Amendment No. 12 dated March 6, 1997 (as amended, the "Schedule 13D"), by Cooper Life Sciences, Inc., a Delaware corporation
("CLS"), relating to the Common Stock, par value $.10 per share
(the "Common Stock") of The Cooper Companies, Inc., a Delaware corporation (the "Company"). Except as modified hereby, there has been no change in the information previously reported in the
Schedule 13D.

Item 5.        Interest in Securities of Issuer.

               The number of shares of Common Stock which may be deemed to be beneficially owned by CLS has decreased by more than 1% of the number of shares of the class which are deemed to be outstanding. Said decrease is the result of open market sales of an aggregate of 150,000 shares of Common Stock, as more fully set forth on
               Schedule I hereto.






                                Page 3 of 4 Pages

                                    SIGNATURE

               After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            COOPER LIFE SCIENCES, INC.



                                            By:  /s/ Steven Rosenberg
                                               _________________________________
July 11, 1997                               Name:  Steven Rosenberg
-------------                               Title:  Vice President
  Date




                                Page 4 of 4 Pages

                                   SCHEDULE I
                       TO AMENDMENT NO. 13 TO SCHEDULE 13D

                                            No. of               Price
Nature of                                   Shares                Per
Transaction                  Date            Sold                Share*
-----------                  ----           ------               ------

Sale                         06/09/97        15,000              $22.625
Sale                         06/09/97         2,000               22.75
Sale                         06/10/97        13,000               22.75
Sale                         06/10/97        15,000               22.875
Sale                         06/10/97        15,000               23.00
Sale                         06/10/97        15,000               23.125
Sale                         06/10/97         2,000               23.25
Sale                         06/30/97        13,000               23.25
Sale                         07/01/97        15,000               23.375
Sale                         07/01/97        15,000               23.50
Sale                         07/02/97         7,200               23.625
Sale                         07/03/97         7,800               23.625
Sale                         07/03/97         1,400               23.75
Sale                         07/08/97        13,600               23.75

TOTAL                                       150,000



--------------------

*  Before payment of commissions.